SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2 )
First Community Corporation
(Name of Issuer)
First Community Corporation
Leland A. Davis
Mark A. Gamble
Jerry C. Greene
Kenneth E. Jenkins
David R. Johnson
William J. Krickbaum
Sidney K. Lawson
A. Max Richardson
Tommy W. Young
(Name of Person(s) Filing Statement)
Common Stock, No Par Value
(Title of Class of Securities)
31984K10

(CUSIP Number of Class of Securities)
C. Michael Norton
Bone McAllester Norton PLLC
1600 Nashville City Center
511 Union Street
Nashville, Tennessee 37219
(615) 238-6300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒
     Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-
$3,712,500	$437.00

*	Based upon the value of the common stock to be converted to preferred stock or cash in the transaction.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $3,712,500 by .0001177.

☒	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $437.00	Filing Party: First Community Corporation
Form or Registration No.: Schedule 13E-3	Date Filed: September 27, 2005

TABLE OF CONTENTS

INTRODUCTION
TRANSACTION STATEMENT
ITEM 1.	Summary Term Sheet.
ITEM 2.	Subject Company Information
ITEM 3.	Identity and Background of Filing Person
ITEM 4.	Terms of Transaction
ITEM 5.	Past Contacts, Transaction, Negotiations and Agreements
ITEM 6.	Purposes of the Transaction and Plans or Proposals
ITEM 7.	Purpose(s), Alternatives, Reasons and Effects
ITEM 8.	Fairness of the Transaction
ITEM 9.	Reports, Opinions, Appraisals and Negotiations
ITEM 10.	Source and Amount of Funds or Other Consideration
ITEM 11.	Interest in Securities of the Subject Company
ITEM 12.	The Solicitation or Recommendation
ITEM 13.	Financial Statements
ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used
ITEM 15.	Additional Information
ITEM 16.	Exhibits
SIGNATURES
EXHIBIT INDEX

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First Community Corporation, a Tennessee corporation (the “Company” or “First Community”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. We are proposing that our shareholders approve a reclassification of the Company’s stock by approving an amendment to the Company’s charter. The proposed charter amendment of First Community, if approved, will authorize the issuance of the Series A preferred stock and the Series B preferred stock. The charter amendment will also cause certain of the shares of common stock to be reclassified as preferred stock.
     If the reclassification is approved, this is how the reclassification will affect our shareholders generally:
•	Shareholders who currently own 1,500 or more shares of common stock will continue to own the same number of shares of common stock.

•	Shareholders who own 300 to 1,499 shares of common stock will have their shares reclassified as the same number of shares of Series A preferred stock.

•	Shareholders who own fewer than 300 shares will have their shares reclassified as the same number of shares of Series B preferred stock.
     A principal effect and objective of the transaction will be to reduce the number of shareholders of record of common stock to less than 300 and to have less than 500 shareholders holding shares of each series of preferred stock, which will allow us to terminate our reporting obligations to the United States Securities and Exchange Commission.
     Incorporated by reference to this Schedule 13E is a proxy statement in connection with the special meeting of First Community Corporation shareholders at which such shareholders will consider the proposed reclassification. The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.
TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
Reg. M-A 1001
     The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE RECLASSIFICATION” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
Reg. M-A 1002
     (a) The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—About First Community Corporation” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Record Date” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST COMMUNITY COMMON STOCK AND DIVIDEND INFORMATION—Comparative Market Price Data” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST COMMUNITY COMMON STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.
     (e) Not applicable.
     (f) The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person
Reg. M-A 1003(a) through (c)

     (a)-(c) The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET-About First Community Corporation,” “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is hereby incorporated herein by reference.
     The following chart sets out certain additional information regarding each filing person:

RELATIONSHIP TO
NAME	SUJECT COMPANY	BUSINESS ADDRESS	TELEPHONE NUMBER
First Community Corporation	Self	809 West Main St.	423-272-5800
Rogersville, TN 37857
Leland A. Davis	Director	5416 Orebank Road	423-288-4262
Kingsport, Tennessee
Mark A. Gamble	President, Director	809 West Main St.	423-272-5800
Rogersville, TN 37857
Jerry C. Greene	EVP, Director	809 West Main St.	423-272-5800
Rogersville, TN 37857
Kenneth E. Jenkins	Director	8501 Stagecoach Road	423-235-6648
Bulls Gap, Tennessee 37711
David R. Johnson	Director	2608 Suffolk Street	423-288-4950
Kingsport, Tennessee 37660
William J. Krickbaum	Chairman, Director	704 West Hills Drive	423-272-6970
Rogersville, TN 37857
Sidney K. Lawson	Director	P.O. Box 700	423-272-2721
Rogersville, TN 37857
A. Max Richardson	Director	375 Westfield Place	423-349-4711
Kingsport, Tennessee 37664
Tommy W. Young	Director	P.O. Box 652	423-272-6143
Rogersville, Tennessee 37857
     To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. Terms of Transaction.
Reg. M-A 1004(a) and (c) through (f)
     (a) The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Overview of the Reclassification; Purpose and Structure of the Reclassification,” “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification,” “SPECIAL FACTORS-Accounting Treatment,” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Dissenters’ Rights” is hereby incorporated herein by reference.
     (e) None.

     (f) The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK-Series A Preferred Stock and Series B Preferred Stock to be Issued in Reclassification” is hereby incorporated herein by reference.
ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
Reg. M-A 1005(a) through (c) and (e)
     (a) The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Related Transactions,” is hereby incorporated herein by reference.
     (b)-(c) Not applicable.
     (e) The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Agreements Involving First Community’s Securities” is hereby incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
Reg. M-A 1006(b) and (c)(1)-(8)
     (b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification” and “SPECIAL FACTORS-Accounting Treatment” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification” is hereby incorporated herein by reference.
ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
Reg. M-A 1013
     (a)-(c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “SPECIAL FACTORS-Overview of the Reclassification; Purpose and Structure of the Reclassification” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Effects of the Reclassification; Plans or Proposals after the Reclassification” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Reclassification” is hereby incorporated herein by reference.
ITEM 8. Fairness of the Transaction
Reg. M-A 1014
     (a)-(b) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference. Each filing person hereby stated that such person or entity believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and states that such person or entity relied on the analysis of the material factors under “ITEM 7. Purpose(s), Alternatives, Reasons and Effects” herein in reaching that conclusion.
     (c) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification,” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

     (e) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE RECLASSIFICATION-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification,” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.
     (f) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
Reg. M-A 1015
     (a) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “OTHER MATTERS-Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification” and “SPECIAL FACTORS — Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” is hereby incorporated herein by reference.
     (c) Not applicable.
ITEM 10. Source and Amount of Funds or Other Consideration.
Reg. M-A 1007
     (a)-(b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Fees and Expenses” is hereby incorporated herein by reference.
     (d) Not applicable.
ITEM 11. Interest in Securities of the Subject Company.
Reg. M-A 1008
     (a) The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
Reg. M-A 1012(d) and (e)
     (d) The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Reclassification,” “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation,” and “SPECIAL FACTORS-Interests of Certain Persons in the Reclassification” is hereby incorporated herein by reference.
     (e) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Reclassification” and “SPECIAL FACTORS-Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
Reg. M-A 1010(a) and (b)
     (a) The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION-Selected Historical Financial Data,” “FINANCIAL INFORMATION-Selected Pro Forma Consoliated Financial Information” and “OTHER MATTERS-Information Incorporated by Reference” is hereby incorporated herein by reference. In that connection, the financial information set forth in First Community’s Annual Reports on Form 10-KSB, filed on March 31, 2005, and on Form 10-KSB/A, filed on July 25, 2005, and on Form 10-KSB, filed on March 27, 2006, and the financial information set forth in First Community’s Quarterly Reports on Form 10-QSB, filed on November 14, 2005, and on May 15, 2006, are hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION-Selected Historical Financial Data” and “FINANCIAL INFORMATION-Selected Pro Forma Consoliated Financial Information” is hereby incorporated herein by reference.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
Reg. M-A 1009
     (a)-(b) The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING-Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS-Persons Making the Solicitation” is hereby incorporated herein by reference.
ITEM 15. Additional Information.
Reg. M-A 1011 (b)
     (a) The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Exhibits.
Reg. M-A 1016(a) through (d), (f) and (g)
(a)	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter (incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. ___)

Annual Report on Form 10-KSB, filed on March 31, 2005, is hereby incorporated by reference.

Amendment to Annual Report on Form 10-KSB/A, filed on July 25, 2005, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on November 14, 2005, is hereby incorporated by reference.

Annual Report on Form 10-KSB, filed on March 27, 2006, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on May 15, 2006, is hereby incorporated by reference.

(b)	Not applicable.

(c)	Report of Howe Barnes Investments, Inc. attached hereto.

(d)	Not applicable.

(f)	Preliminary Proxy Statement.

(g)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 21, 2006	FIRST COMMUNITY CORPORATION
/s/ Mark A. Gamble
By: Mark A. Gamble
	Title:	President

/s/ Leland A. Davis
Leland A. Davis

/s/ Mark A. Gamble
Mark A. Gamble

/s/ Jerry C. Greene
Jerry C. Greene

/s/ Kenneth C. Jenkins
Kenneth C. Jenkins

/s/ David R. Johnson
David R. Johnson

/s/ William J. Krickbaum
William J. Krickbaum

/s/ Sidney K. Lawson
Sidney K. Lawson

/s/ A. Max Richardson
A. Max Richardson

/s/ Tommy W. Young
Tommy W. Young

EXHIBIT INDEX

Exhibit
Number	Description
(a)
Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter (incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. ___)

Annual Report on Form 10-KSB, filed on March 31, 2005, is hereby incorporated by reference.

Amendment to Annual Report on Form 10-KSB/A, filed on July 25, 2005, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on November 14, 2005, is hereby incorporated herein by reference.

Annual Report on Form 10-KSB, filed on March 27, 2006, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on May 15, 2006, is hereby incorporated by reference.

Exhibit (a)

(b)	Not applicable.
(c)	Report of Howe Barnes Investments, Inc.
(d)	Not applicable.
(f)	Preliminary Proxy Statement (see Exhibit (a))
(g)	Not applicable.

Exhibit (c)
Presentation to:
First Community Corporation
William J. Wagner Name
Title
Managing Director
Date
June 24, 2006

Overview
Up to today, First Community has: Evaluated the pros and cons of remaining a SEC registered company Determined that the costs of being registered outweigh the benefits Evaluated the different alternatives available to de-register Identified that preservation of capital is a key issue Selected the following structure: Shareholder’s with 150 or fewer shares will receive $20.00 cash
Shareholders with between 151 -999 shares will receive one share of Series A preferred stock for each share of common stock
Shareholder’s with 1,000 or more shares will be unaffected
The Bank will sell the shares acquired from the shareholders with 150 or fewer shares to certain directors
Determined that the transaction is fair
Filed the necessary forms with the SEC to begin the process and publicly announced the Bank’s intention to “Go Dark”
Received comments from the SEC
During this period of time, the SEC reviewed, recommended and then ultimately rejected providing relief to smaller filers

Objective for Today
Review current status of proposed transaction Re-affirm decision to “Go Dark”
Review developments in “Going Dark“transactions since initial filing with SEC
Review composition of shareholders
Review suggested structural modifications to proposed transaction
Determine course of action

Recent Going Dark Transactions in the Banking Industry

Company	Ticker	Headquartes	Assets ($MM's)	Trans. Type	Annc. Date
Legends Financial Holdings, Inc.		Clarksville, TN	230	Reclass	3/2/06
Home City Financial Corporation	HCFC	Springfield, OH	150	RS	1/26/06
First Citrus Bank		Tampa, FL	161	Reclass	11/22/05
Citizens Bank		Carthage, TN	446	Reclass	11/1/05
Georgia Bancshares, Inc.	GABA	Peachtree City, GA	272	Reclass	10/7/05
County Bank Corp	CYBK	Lapeer, MI	256	RS	10/7/05
Citizens Effingham Bancshares, Inc.		Springfield, GA	148	Reclass	9/30/05
First Community Corporation		Rogersville, TN	213	Reclass	9/27/05
CBC Holding Company	CBHC	Fitzgerald, GA	85	COM	9/26/05
Clover Community Bankshares, Inc.		Clover, SC	94	Reclass	9/15/05
Republic Bancshares of Texas, Inc.		Houston, TX	598	Reclass	9/15/05
First Citizens Bancorporation, Inc.	FCBN	Columbia, SC	4,991	COM	9/13/05
Southern Bancshares (N.C.), Inc.		Mount Olive, NC	1,062	COM	9/12/05
FirstFed Bancorp, Inc.	FFDB	Bessemer, AL	205	COM	9/9/05
Flint River Bancshares, Inc.		Camilla, GA	17	Reclass	9/7/05
Forsyth Bancshares, Inc.		Cumming, GA	157	Reclass	8/30/05
Illini Corporation	ILIN	Springfield, IL	253	COM	8/23/05
Allied Bancshares, Inc.		Cumming, GA	102	Reclass	8/19/05
Merchants Bancorp, Incorporated		Hillsboro, OH	360	Reclass	8/4/05
Sound Banking Company		Morehead City, NC	79	Reclass	7/27/05
Iowa First Bancshares Corp.	IFST	Muscatine, IA	376	COM	7/22/05
Cherokee Banking Company	CHKJ	Canton, GA	165	COM	7/1/05
FC Banc Corp.	FCBZ	Bucyrus, OH	162	COM	6/24/05
Community Financial Hold. Co., Inc.		Duluth, GA	257	Reclass	6/17/05
Luxemburg Bancshares, Inc.		Luxemburg, WI	174	RS	6/14/05
Guaranty Bancshares, Inc.	GNTY	Mount Pleasant, TX	564	COM	6/7/05
First Southern Bancorp		Statesboro, GA	95	Reclass	6/7/05
FFD Financial Corporation	FFDF	Dover, OH	140	RS	5/24/05
Home Loan Financial Corporation	HLFC	Coshocton, OH	160	RS	5/18/05
Community Investors Bancorp Inc.	CIBI	Bucyrus, OH	123	RS	5/17/05
Community Banks of Georgia, Inc.		Jasper, GA	153	COM	5/3/05
State of Franklin Bancshares, Inc.		Johnson City, TN	299	COM	4/23/05
Heartland Bancshares, Inc.		Sebring, FL	148	Reclass	4/20/05
United Tennessee Bankshares, Inc.	UTBI	Newport, TN	123	COM	4/14/05
Northeast Indiana Bancorp, Inc.	NIDB	Huntington, IN	233	RS	3/16/05
Community Bankshares, Inc.		Cornelia, GA	830	RS	3/11/05
ASB Financial Corp.	ASBP	Portsmouth, OH	173	RS	3/3/05
First Manitowoc Bancorp, Inc.	FWBW	Manitowoc, WI	607	COM	2/25/05
Decatur First Bank Group, Inc.		Decatur, GA	126	COM	2/9/05
Benchmark Bankshares, Inc.	BMBN	Kenbridge, VA	285	RS	12/23/04
KS Bancorp, Inc.	KSBI	Smithfield, NC	223	RS	12/22/04
Logan County Bancshares, Inc.		Logan, WV	185	COM	12/17/04
Nicolet Bankshares, Inc.		Green Bay, WI	375	COM	12/15/04
The Republic Corporation		Houston, TX	189	COM	12/6/04
Big Lake Financial Corporation	BGFC	Okeechobee, FL	296	Reclass	11/23/04
Commercial National Fin. Corp.	CEFC	Ithaca, MI	244	COM	11/18/04
Mississippi River Bank		Belle Chasse, LA	97	RS	11/18/04
Gateway Bancshares, Inc.		Ringgold, GA	166	COM	11/18/04
Fidelity Federal Bancorp	FDLB	Evansville, IN	202	RS	11/11/04
First Commerce Com. Bshrs Inc.		Douglasville, GA	85	RS	10/26/04
Blackhawk Bancorp, Inc.	BHWB	Beloit, WI	416	RS	10/22/04
Sturgis Bancorp, Inc.	STBI	Sturgis, MI	312	COM	9/29/04
Wells Financial Corp.	WEFP	Wells, MN	223	TO & RS	9/28/04
Southern Michigan Bancorp Inc.	SOMC	Coldwater, MI	311	COM	9/3/04
Darlington County Bancshares, Inc.		Darlington, SC	36	COM	9/1/04
West Metro Financial Services, Inc.		Dallas, GA	102	COM	8/30/04
Georgian Bancorp, Inc.		Powder Springs, GA	370	COM	8/25/04
First Banking Center, Inc.	FBCI	Burlington, WI	565	RS	8/20/04
First Southern Bancshares, Inc.	FSTH	Florence, AL	95	COM	7/8/04
Hemlock Federal Financial Corp.	HMLK	Oak Forest, IL	312	RS	6/1/04
Logansport Financial Corp.	LOGN	Logansport, IN	154	OL TO	5/27/04
American Bancorp, Inc.	ABNC	Opelousas, LA	101	COM	4/16/04
Coddle Creek Financial Corp.	CDLX	Mooresville, NC	138	RS	3/30/04
Hemlock Federal Financial Corp.	HMLK	Oak Forest, IL	312	TO	3/16/04
Easton Bancorp Inc.	EASB	Easton, MD	102	COM	1/2/04
IBW Financial Corp.	IBWF	Washington, DC	303	RS	12/31/03
Huron National Bancorp, Inc.		Rogers City, MI	45	RS	11/7/03
First National Bankshares Corp.		Ronceverte, WV	178	COM	11/6/03
HFB Financial Corporation	HFBA	Middlesboro, KY	257	COM	10/28/03
Crazy Woman Creek Bancorp, Inc.	CRZY	Buffalo, WY	78	TO	10/3/03
Coddle Creek Financial Corp.	CDLX	Mooresville, NC	138	OL TO	10/1/03
First Cherokee Bancshares, Inc.	FCKE	Woodstock, GA	191	COM	9/19/03
Valley Ridge Financial Corp.	VYRG	Kent City, MI	193	RS	9/19/03
BankPlus, FSB	BPLS	Morton, IL	313	RS	7/15/03

Reclass = Reclassification of Stock
RS = Reverse Stock Split
COM = Cash Out Merger
TO = Tender Offer
OL TO = Odd Lot Tender Offer

HOWE BARNES INVESTMENTS INC
Excellence applied.

Note: Highlighted transactions were reclassifications
Source: SNL Financial, LC and public filings

4

Terms of Selected Recent Reclassification Transactions
Big Lake Financial Corp. (FL) Community Financial Holding Heartland Bancshares (FL) First Southern Bancorp (GA) Sound Banking Company (NC) Company, Inc. (GA) Status Big Lake – Completed Completed Completed Completed Heartland — Completed Treatment of Registered & Effected at record level Effected at record level Effected at record level Effected at record level Beneficial Note: Common stock not preferred
Dividends Receive preference over common; no Receive preference over common; Can receive discretionary Dividend preference over Class B obligation to pay dividends; non- no obligation to pay dividends; dividends; receives dividends (Class B for larger S/H) cumulative non-cumulative before common Perpetual Preferred No maturity date; Cannot be Cannot be redeemed at the option No maturity date; Cannot be NA — Common stock redeemed at the option of the holder of the holder redeemed at the option of the holder Voting None except can vote upon any Can only vote on a change of Can vote only upon a change of None except can vote upon any Rights acquisition of 25% or more of the control; vote together with control of the Bank or as may acquisition of 25% or more of the company common stock instead of as a otherwise be required by law company separate class of securities
Conversion Rights Converts into one share of common Converts into common stock upon Receive same proportionate Class A shares convert into Class in the event of a change in control a change in control consideration as common in a B shares automatically upon a change of control change in control (Share for share) Liquidation Preference Preference in distribution of assets in Preference in liquidation equal to Preference in distribution of Preference in distribution of liquidation equal to the book value of the greater of $10.00, the book assets in liquidation equal to the assets in liquidation equal to the common stock at the time of the value of the preferred, or the book value of common stock at liquidation value conversion to preferred amount paid to common time of the conversion to preferred shareholders Liquidation Value Equal to prior quarter’s book value Greater of (1) book value at Equal to prior quarter’s book value Equal to prior quarter’s book value liquidation, (2) amount to be paid to common holders, or (3) $10.00 per share Preemptive Rights Do not have any preemptive rights to None Do not have any preemptive rights None purchase any class of the issuer’s to purchase any class of the common stock issuer’s common stock
Redemption Rights The issuer cannot force the holder to Holders have no right to require The issuer cannot force the holder None redeem the shares; the holder cannot that the company redeem their to redeem the shares; the holder force the issuer to redeem the shares shares cannot force the issuer to redeem the shares
Call Rights / Right of First None Company can call at a price None None Refusal equal to the greater of book value of the preferred, market value of the preferred or the market value of the common
Dissenters Rights May exercise appraisal rights subject May exercise dissenter’s rights No appraisal rights under NC law Entitled to appraisal rights under to certain limitations of FL law under GA law GA law
Source: SNL Financial, LC and public filings

Terms of Selected Recent Reclassification Transactions

	Republic Bancshares of Texas, Inc. (TX)	Clover Community Bankshares, Inc. (SC)	First Citrus Bank (FL)	Legends Financial Holdings, Inc. (TN)
Status	Completed	Completed	Completed	Pending
Treatment of Registered & Beneficial	Effected at record level	Same Note: Transfers cannot increase # of holders or must be approved by the BoD	Same Note: S/H with less than 251 got Class B preferred; 251-1,001 got Class A preferred	Effected at record level Note: S/H with less than 500 got Class B common; 500-1,499 got Class A common
Dividends	Dividend preference; Will receive the same dividends as common	Dividend preference	Dividend preference	Class A - 3% premium to common Class B - 5% premium to common
Perpetual Preferred	No maturity date; Cannot be redeemed at the option of the holder	No maturity date; Cannot be redeemed at the option of the holder	No maturity date; Cannot be redeemed at the option of the holder	NA - Common stock
Voting Rights	None except can vote upon any acquisition of 50% or more of the company or that would affect rights of Series A preferred stock	None except can vote upon any acquisition of 50% or more of the company	None except can vote upon any acquisition of 25% or more of the company	Class A: can vote on merger and as as may be required by law; Class B as required by law
Conversion Rights	Converts into common stock upon a change in control	Converts into common stock upon a change in control	Converts into common stock upon a change in control; Class A may convert into common 1 year from date effective	None
Liquidation Preference	Preference in distribution of assets in liquidation equal to the liquidation value	Preference in distribution of assets in liquidation equal to the liquidation value	Preference in distribution of assets in liquidation equal to the liquidation value	None - same as common
Liquidation Value	Equal to prior quarter's book value ($10.00)	Greater of book value, $8.78 or amount paid to common holders	Equal to prior quarter's book value ($12.74)	None - same as common
Preemptive Rights	None	None	None	None
Redemption Rights	None	None	None	None
Call Rights / Right of First Refusal	None	Board has right of first refusal to purchase stock if a transfer would result in new shareholders	None	None
Dissenters Rights	No dissenter / appraisal rights available under TX law	May exercise dissenter's rights under SC law	May exercise appraisal rights subject to certain limitations of FL law	May exercise dissenter's rights under TN law

HOWE BARNES INVESTMENTS INC
Excellence applied.

Source: SNL Financial, LC and public filings

6

Registered Shareholder List Analysis(1)

	Stratification of Ownership			Shareholders		
Shares Held	Share-holders	Shares	Cumulative Shares	At or Below	At or Above	
Registered						
2,501 +	144	1,504,750	1,504,750	849	144	Unchanged
2,500 - 1,501	54	108,718	1,613,468	705	198	
1,500 - 1,500	32	48,000	1,661,468	651	230	
1,499 - 1,351	4	5,703	1,667,171	619	234	Class A (386 Shareholders)
1,350 - 1,250	12	15,685	1,682,856	615	246	
1,249 - 1,101	11	13,063	1,695,919	603	257	
1,100 - 1,001	14	14,947	1,710,866	592	271	
1,000 - 1,000	15	15,000	1,725,866	578	286	
999 - 900	23	20,766	1,746,632	563	309	
899 - 800	8	6,665	1,753,297	540	317	
799 - 750	28	21,103	1,774,400	532	345	
749 - 700	3	2,100	1,776,500	504	348	
699 - 601	7	4,524	1,781,024	501	355	
600 - 600	68	40,800	1,821,824	494	423	
599 - 500	17	8,984	1,830,808	426	440	
499 - 401	12	5,357	1,836,165	409	452	
400 - 400	18	7,200	1,843,365	397	470	
399 - 301	8	2,791	1,846,156	379	478	
300 - 300	138	41,400	1,887,556	371	616	
299 - 276	1	280	1,887,836	233	617	Class B
275 - 251	1	252	1,888,088	232	618	
250 - 226	4	1,000	1,889,088	231	622	
225 - 201	7	1,540	1,890,628	227	629	
200 - 200	21	4,200	1,894,828	220	650	
199 - 151	7	1,251	1,896,079	199	657	
150 - 150	100	15,000	1,911,079	192	757	
149 - 126	2	258	1,911,337	92	759	
125 - 101	4	420	1,911,757	90	763	
100 - 100	***50***	***5,000***	***1,916,757***	***86***	***813***	
99 - 0	36	1,770	1,918,527	36	849	
Total Registered	849	1,918,527				

(1) Based on the registered shareholder list provided by the Company on 5/12/2006 and the security position report as of 05/17/06. Assumes that the transaction is effected at the record shareholder level and that two brokerage firms receive Series A Preferred Stock and one brokerage firm receives Series B Preferred Stock. Includes211,856 shares held by 15 brokerage firms.

HOWE BARNES INVESTMENTS INC
Excellence applied.

7

Detailed Analysis of Current Structure
Shareholders with 150 of fewer shares will receive $20.00 cash
Necessary component of structure as common shareholders cannot be reduced below 300 without creating more than 500 new preferred shareholders
Certain directors to purchase these shares
Shareholders with 151-999 shares to receive one share of Series A preferred stock for each share of common stock owned.
Series A preferred stock will have the following characteristics:
Dividends preference — dividends must be at least equal to or greater than dividends on common shares
Dividend premium — none Term — perpetual Limited voting rights Convertible to common shares in a change of control Liquidation value of $20.00/share vs. book value of $7.26/share No preemptive or redemption rights (similar to common shares) Shareholders with 1,000 or more shares are unaffected Transaction to be effected at “record“shareholder level
Shares held in brokerage accounts are unaffected as long as broker owns, after aggregating all shares held for its customers, in excess of the minimum number to be unaffected by the merger
Up to record date, shareholders can transfer shares to brokerageaccount
Up to the effective time, shareholders can transfer shares out of street name and into record form
Once common shareholders fall below 300, will need to make sure that shareholders do not exceed 300 or Bank will need to re-register

Suggested Structure

- Eliminate cash out of shareholders with 150 or fewer shares
- Reclassify smaller shareholders into two new classes of preferred stock
  - Shareholders holding 300 to 1499 shares would receive Class A Preferred Stock
  - Shareholders holding less than 300 shares would receive Class B Preferred Stock
- Effect transaction at record shareholder level
- Transaction would preserve as much capital as possible and would allow all current shareholders to retain an economic interest in the company

Transaction Overview

	Common Stock	Class A Preferred Stock	Class B Preferred Stock
Pro forma owners	1,500 + shares	300 – 1,499 shares	< 300 shares
Number of pro forma record owners (est.)	230 (includes 15 at CEDE)	386	233
Maximum to Re-register	300	500	500
Number of shares	1,661,468	226,088	30,971
Percent of ownership[1]	86.6%	11.8%	1.6%

(1) Based on the registered shareholder list provided by the Company on 5/12/2006 and the security position report as of 05/17/06. Assumes that the transaction is effected at the record shareholder level and that two brokerage firms receive Series A Preferred Stock and one brokerage firm receives Series B Preferred Stock

HOWE BARNES INVESTMENTS INC *Excellence applied.*

9

Potential Terms for New Classes of Preferred Stock
Comparison on Potential Terms
Common Stock(1) Class A Preferred Stock Class B Preferred Stock Pro forma owners 1,500 + shares 300 –1,499 shares < 300 shares
Preference over common Preference over common Common + 10% Dividends —Common + 5% 10¢per year guarantee (Noncumulative)
No maturity date;
Perpetual preferred — Same as Class A
Cannot be redeemed by the holder
Voting rights All matters On a change of control even if not required by law As required by law
Equal to book value of common quarter most recently preceding
Liquidation preference / value — the record date of the transaction, but will not receive less than Same as Class A common shareholders in a liquidation
Rights to purchase any additional shares of stock of a class or
Preemptive rights — series issued in the future which is superior or on parity with None Class A Preferred Stock
Set so that the transaction is neutral to the book value per share
Par value — Same as Class A of common stock Conversion — Converts to common in a merger Same as Class A
Number of shares will be increased for any split or stock dividend
Anti-dilution adjustment — Same as Class A of common
(1) Would not change current terms

Next Steps
Set transaction structure Decide on thresholds for new classes of preferred Select terms for each new class of preferred
Draft proxy statement and Schedule 13-E3 to reflect new structure
Receive and respond to SEC comments on revised transaction documents
After responding to all SEC comments, print and mail proxy statement to shareholders
Hold shareholder meeting to approve transaction Effect transaction File Form 15 with the SEC to deregister securities
90 days until all reporting requirements cease (financial reporting ceases immediately)

Deregistration Expenses

First Community Corporation
Running Total of Expenses Associated with Stock De-Registration Initiative
Period June 1, 2005 to June 21, 2006

		Cash Expenses Paid from 1-1-2005 to 12-31-05:		**Type:**
6/21/05	30131	Proxy: ADP Investor Communication Services - Proxy expenses	3.89	Misc.
6/28/05	30134	Proxy: Bankcard Center - Gamble card -special bd mtg deposit	1,000.00	Board Meeting
6/28/05	30133	Proxy: Inn on Biltmore Estate - Special board meeting expenses	15,254.02	Board Meeting
8/23/05	30143	Proxy: Pugh & Co - 10Q review & stk deregistration consulting	5,000.00	Accountant
9/28/05	30148	Proxy: Pugh & Co - stock deregistration proxy review	2,900.00	Accountant
9/22/05	Wire	Proxy: The Mellon Bank - SEC fee	437.00	SEC Filing Fee
10/21/05	30150	Bowne of Atlanta: Proxy - Filing Schedule 13E-3	2,887.52	Data Conversion Fee
		Total Cash Proxy Expenses Paid As Of 12-31-05	**27,482.43**	
		Cash Expenses Paid from 1-1-2006 to 6-21-06:		
4/11/06	30166	Bowne of Atlanta, Inc. - Sch. 13E Edgar filing	803.37	Data Conversion Fee
5/12/06	30169	Pugh & Company (deregistration assistance & capital analysis issues)	3,750.00	Accountant
5/31/06	31075	Pugh & Co (assistance to revisions with going private proxy)	525.00	Accountant
		Total Cash Proxy Expenses Paid As Of 6-21-06	**5,078.37**	
		Total Cash Proxy Expenses 1-1-2005 to 6-21-2006	**32,560.80**	
		Accounts Payable as of 6-21-2006		
		Bone, McAllester, Norton, PLLC - legal fees 5-31-2005 to 5-26-2006	71,439.90	Legal
		Howe Barnes Investments, Inc. - Financial Advisory Agreement	25,000.00	Consulting
		Trip to Raleigh to meet w/Howe Barnes (Mark and Tyler)	517.95	Travel
		Total Accounts Payable	**96,957.85**	
		Total All Expenses for period 1-1-2005 to 6-21-2006	**129,518.65**	

HOWE BARNES INVESTMENTS INC
Excellence applied.

12